
November 8, 2022

Ryan Frazier
Chief Executive Officer
Arrived STR, LLC
500 Yale Avenue North
Seattle, WA 98109

> **Re: Arrived STR, LLC**
> **Amended Offering Statement on Form 1-A**
> **Filed November 3, 2022**
> **File No. 024-11958**

Dear Ryan Frazier :

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-4079 or Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     John Rostom, Esq.